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                            October 19, 2022

       Chee Kong Choo
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted September
30, 2022
                                                            CIK No. 0001873093

       Dear Chee Kong Choo:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 30, 2022

       Business
       Overview, page 89

   1. We note the revisions in timing to your product candidate pipeline. Revise the associated disclosure to clarify
your plans with respect to the revised timetables.
               You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at (202) 551-
       3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-
       3257 with any other questions.




                            Sincerely,
 Chee Kong Choo
CytoMed Therapeutics Pte. Ltd.
October 19, 2022
Page 2

FirstName LastNameChee Kong Choo
                                              Division of Corporation Finance
Comapany NameCytoMed Therapeutics Pte. Ltd.
                                              Office of Life Sciences
October 19, 2022 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName